PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 5, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

PODEROSA AGREEMENT TERMINATED

Cambior Inc. was advised yesterday afternoon by the "Selling Group" of shareholders of Compañia Minera Poderosa S.A. ("CMPSA") that it will not be granted an extension of the interim period to allow the parties to complete due diligence and finalize a definitive agreement to close the Poderosa transaction. The Selling Group indicated that it was impossible to determine the time that it will take to resolve the Pataz lawsuit (as regards title to a portion of the Poderosa property) and therefore decided that it was unable to extend the term for the closing of the purchase agreement. Accordingly, Cambior will no longer pursue the acquisition of an interest in CMPSA.

Cambior had entered into an agreement on September 3rd 2004 with the Selling Group to acquire 55.3% of the shares of CMPSA held by such Selling Group for a consideration of up to $31 million in cash and 2.2 million shares of Cambior. The transaction was subject to a due diligence review and other conditions.

As previously disclosed in Cambior's October 6, 2004, final prospectus and its third quarter results press release dated October 21, 2004, Cambior was advised, in the course of conducting its final due diligence, that a judgment had been awarded against CMPSA on the Pataz claims which comprised a significant portion of current production and mineral reserves of the Poderosa property. Cambior has attempted to work with the Selling Group and CMPSA minority shareholders to assess the impact of the unfavorable judgment and bring resolution to the matter.

Louis Gignac, President and Chief Executive Officer of Cambior, stated "we are surprised and disappointed with the position of the Selling Group which has decided not to work with us to resolve the outstanding legal issues and ensure certainty of title of the Pataz claims of the Poderosa Mine. We wish the Selling Group and minority shareholders best of luck in resolving this title issue satisfactorily and on a timely basis. Cambior will refocus its efforts to seek other opportunities to grow its annual gold production and reserve base."

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel: (450) 677-2699
Toll free : 1 (866) 554-0554
Fax: (450) 677- 3382
E-mail: info@cambior.com
Internet: www.cambior.com
PR-2004-27